                                                                     EXHIBIT 4.3

                                STATE OF DELAWARE
                            CERTIFICATE OF CORRECTION

                  Crdentia Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

                  DOES HEREBY CERTIFY:

                  1. The name of the corporation is Crdentia Corp.
                  2. That a Certificate of Amendment to Amended and Restated Certificate of Incorporation of the corporation was filed by the Secretary of State of Delaware on June 14, 2004 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
                  3. The inaccuracy or defect of said Certificate to be corrected is as follows:

                  In lieu of fractional shares, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the market price of the Common Stock as of June 28, 2004, not as of the date the Certificate of Amendment was filed with the Delaware Secretary of State.

                  4. Article IV Paragraph (A) of the Certificate is corrected to read as follows:

                  "(A) CLASSES OF STOCK. This corporation is authorized to issue two classes, denominated Common Stock and Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. The total number of shares of Common Stock which this corporation is authorized to issue is fifty million (50,000,000), and the total number of shares of Preferred Stock which this corporation is authorized to issue is ten million (10,000,000). Effective as of 5:00 p.m., Eastern Time, on June 28, 2004 (the "Effective Time") each three (3) shares of this corporation's Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of this corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the market price (as adjusted for the combination effected hereby) of the Common Stock as of the Effective Time."

                  IN WITNESS WHEREOF, Crdentia Corp. has caused this certificate to be signed by its Chief Executive Officer as of June 24, 2004.



                                             By: /S/ JAMES D. DURHAM
                                                 ----------------------------
                                                      James D. Durham,
                                                      Chief Executive Officer